SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.    )*

MICHAELS STORES, INC.

(Name of Issuer)

COMMON STOCK, $0.10 PAR VALUE PER SHARE

(Title and Class of Securities)

594087108

(CUSIP number)

Highfields Capital Management LP

Attention: Joseph F. Mazzella, Managing Director and General Counsel

John Hancock Tower

200 Clarendon Street, 51st Floor

Boston, MA 02116

(617) 850-7500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 1, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 594087108	13D	Page 2 of 20 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Highfields Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 8,353,200*
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 8,353,200*
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,353,200*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	The information set forth herein includes Shares that the Reporting Persons are entitled to acquire through options.

CUSIP No. 594087108	13D	Page 3 of 20 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Highfields GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 8,353,200*
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 8,353,200*
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,353,200*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	The information set forth herein includes Shares that the Reporting Persons are entitled to acquire through options.

CUSIP No. 594087108	13D	Page 4 of 20 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Highfields Associates LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 8,353,200*
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 8,353,200*
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,353,200*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	The information set forth herein includes Shares that the Reporting Persons are entitled to acquire through options.

CUSIP No. 594087108	13D	Page 5 of 20 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jonathon S. Jacobson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 8,353,200*
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 8,353,200*
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,353,200*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	The information set forth herein includes Shares that the Reporting Persons are entitled to acquire through options.

CUSIP No. 594087108	13D	Page 6 of 20 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard L. Grubman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 8,353,200*
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 8,353,200*
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,353,200*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	The information set forth herein includes Shares that the Reporting Persons are entitled to acquire through options.

CUSIP No. 594087108	13D	Page 7 of 20 Pages

Item 1.	Security and Issuer.

The securities to which this statement relates are shares of common stock, par value $0.10 per share and shares that the Reporting Persons are entitled to acquire through options (collectively, the “Shares”), of Michaels Stores, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 8000 Bent Branch Drive, Irving, TX, 75063.

Item 2.	Identity and Background.

(a), (b) and (c) This statement is being filed by the following persons: Highfields Capital Management LP, a Delaware limited partnership (“Highfields Capital Management”), Highfields GP LLC, a Delaware limited liability company (“Highfields GP”), Highfields Associates LLC, a Delaware limited liability company (“Highfields Associates”), Jonathon S. Jacobson and Richard L. Grubman. Highfields Capital Management, Highfields GP, Highfields Associates, Mr. Jacobson and Mr. Grubman are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons” or “Highfields.”

Highfields Capital Management is principally engaged in the business of providing investment management services to the following investment funds: Highfields Capital I LP, a Delaware limited partnership (“Highfields I”), Highfields Capital II LP, a Delaware limited partnership (“Highfields II”), and Highfields Capital III L.P., an exempted limited partnership organized under the laws of the Cayman Islands, B.W.I. (“Highfields III” and together with Highfields I and Highfields II, the “Funds”). The business address and principal executive offices of Highfields Capital Management are John Hancock Tower, 200 Clarendon Street, 51st Floor, Boston, Massachusetts 02116.

Highfields GP is the General Partner of Highfields Capital Management. Highfields GP’s principal business is serving as General Partner of Highfields Capital Management. The business address and principal executive offices of Highfields GP are John Hancock Tower, 200 Clarendon Street, 51st Floor, Boston, Massachusetts 02116.

Highfields Associates is the General Partner of the Funds. Highfields Associates’ principal business is serving as the General Partner of the Funds. The business address and principal executive offices of Highfields Associates are John Hancock Tower, 200 Clarendon Street, 51st Floor, Boston, Massachusetts 02116.

Mr. Jacobson is a Managing Member of Highfields GP and a Senior Managing Member of Highfields Associates and his business address is John Hancock Tower, 200 Clarendon Street, 51st Floor, Boston, Massachusetts 02116. Mr. Jacobson also is a Managing Director of Highfields Capital Management and in such capacity acts as a portfolio manager of the Funds.

Mr. Grubman is a Managing Member of Highfields GP and a Senior Managing Member of Highfields Associates and his business address is John Hancock Tower, 200 Clarendon Street, 51st Floor, Boston, Massachusetts 02116. Mr. Jacobson also is a Managing Director of Highfields Capital Management and in such capacity acts as a portfolio manager of the Funds.

The Shares to which this Schedule 13D relates are owned beneficially by the Funds.

(d) and (e) During the last five years, none of the persons identified in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws, but certain of such persons have been involved in the legal proceeding

CUSIP No. 594087108	13D	Page 8 of 20 Pages

described immediately below. The description of such proceeding in this Schedule 13D shall not be construed as an admission by a Reporting Person that such disclosure is required by this Item 2, nor waive such Reporting Person’s rights to conclude otherwise in the future.

In February 2004, Highfields Capital Management, Longleaf Partners Small-Cap Fund, a mutual fund not affiliated with Highfields Capital Management, and Southeastern Asset Management, Inc., an investment advisor to such mutual fund that is also not affiliated with Highfields Capital Management (collectively, the “Shareholder Defendants”), were named in a complaint filed by The MONY Group, Inc. (“MONY”) in the U.S. District Court for the Southern District of New York (the “U.S. District Court”) seeking equitable relief. The complaint alleged that the Shareholder Defendants had each violated Sections 14(a) and 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to their activities opposing the acquisition of MONY by AXA Financial, Inc. (“AXA”). MONY obtained a preliminary injunction enjoining the Shareholder Defendants from distributing to other MONY shareholders a duplicate copy of MONY’s proxy card. Such distribution was planned by Highfields Capital Management after consultation with the staff of the SEC’s Division of Corporation Finance (the “SEC Staff”). In such consultations, the SEC Staff orally advised legal counsel for Highfields Capital Management that such a distribution would be lawful and permitted if certain conditions were satisfied. On February 10, 2004, the SEC Staff submitted a letter to the U.S. District Court setting forth its views on the propriety of such a distribution. On February 11, 2004, the U.S. District Court noted that manner of Highfields Capital Management’s distribution had been expressly sanctioned by the SEC Staff and denied MONY’s request for a preliminary injunction. Immediately thereafter, Highfields Capital Management distributed duplicate MONY proxy cards in conformance with the conditions outlined by the SEC Staff and set out in the February 11, 2004 opinion of the U.S. District Court. On MONY’s appeal, in April 2004, the Second Circuit Court of Appeals reversed, despite the SEC Staff’s position to the contrary. At MONY’s May 18, 2004 meeting of shareholders, the acquisition by AXA was approved, and MONY subsequently dismissed its lawsuit against Highfields Capital Management with prejudice.

(f) Each natural person identified in this Item 2 is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 658,436 Shares owned by Highfields I was $144,855.64 inclusive of brokerage commissions.

The aggregate purchase price of the 1,593,043 Shares owned by Highfields II was $364,071.33, inclusive of brokerage commissions.

The aggregate purchase price of the 6,101,721 Shares owned by Highfields III was $1,403,413.03, inclusive of brokerage commissions.

Each of the Funds used its own assets to purchase such Shares, which may at any given time include funds borrowed in the ordinary course in its margin account.

Item 4.	Purpose of Transaction.

On June 30, 2006, the Issuer entered into an agreement and plan of merger (the “Merger Agreement”) with affiliates of Bain Capital Partners, LLC and The Blackstone Group pursuant to which such affiliates will merge with and into the Issuer (the “Merger”). Shareholders of the Issuer will receive $44.00 per share in cash upon the closing of the Merger. The Merger Agreement was amended on September 1, 2006 to permit the Funds to retain 2,500,000 Shares as shares of common stock of the surviving corporation. In connection with the amendment, also on September 1, 2006, the Funds entered into a rollover agreement (the “Rollover Agreement”) with the Issuer pursuant to which the Funds have agreed to retain an aggregate of 2,500,000 Shares through the closing of the Merger. Under the Rollover Agreement, other than with respect to such 2,500,000 Shares, the Funds are free to dispose of, hold, or trade in other Issuer Shares that are held or may be acquired by the Funds.

CUSIP No. 594087108	13D	Page 9 of 20 Pages

The Funds have also agreed that they will, upon the closing of the Merger, enter into a stockholders agreement and a registration rights agreement among the surviving corporation and its other stockholders. On the closing date of the Merger, Highfields Capital Management and the surviving corporation will enter into a management agreement that will provide for an annual management fee for services that Highfields Capital Management renders to the surviving corporation following the completion of the Merger.

Highfields intends to review its investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) As of September 11, 2006, Highfields I, Highfields II and Highfields III owned beneficially 658,436, 1,593,043 and 6,101,721 Shares, respectively, representing approximately 0.5%, 1.2% and 4.6%, respectively, of the 133,326,492 shares of the Issuer’s common stock outstanding as reported in publicly available information.

As of September 11, 2006, Highfields Capital Management, in its capacity as investment manager of the Funds, had sole voting and dispositive power with respect to all 8,353,200 Shares owned beneficially by the Funds, representing approximately 6.3% of the 133,326,492 shares of the Issuer’s common stock outstanding as reported in publicly available information.

As of September 11, 2006, Highfields GP, through its control of Highfields Capital Management, had sole voting and dispositive power with respect to all 8,353,200 Shares owned beneficially by Highfields Capital Management, representing approximately 6.3% of the 133,326,492 shares of the Issuer’s common stock outstanding as reported in publicly available information.

As of September 11, 2006, Highfields Associates, through its control of the Funds, had sole voting and dispositive power with respect to all 8,353,200 Shares owned beneficially by the Funds, representing approximately 6.3% of the 133,326,492 shares of the Issuer’s common stock outstanding as reported in publicly available information.

As of September 11, 2006, Mr. Jacobson, in his capacity as a Managing Member of Highfields GP, a Senior Managing Member of Highfields Associates and Managing Director of Highfields Capital Management, had sole voting and dispositive power with respect to all 8,353,200 Shares, representing approximately 6.3% of the 133,326,492 shares of the Issuer’s common stock outstanding as reported in publicly available information.

As of September 11, 2006, Mr. Grubman, in his capacity as a Managing Member of Highfields GP, a Senior Managing Member of Highfields Associates and Managing Director of Highfields Capital Management, had sole voting and dispositive power with respect to all 8,353,200 Shares, representing approximately 6.3% of the 133,326,492 shares of the Issuer’s common stock outstanding as reported in publicly available information.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

CUSIP No. 594087108	13D	Page 10 of 20 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise set forth in this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies. Notwithstanding the foregoing, the Funds have entered into the Rollover Agreement with the Issuer and other agreements, as described in Item 4. Also see Exhibit A attached hereto.

Each of the Funds from time to time may enter into and unwind cash settled equity swap or other similar derivative transactions with respect to the Shares. These arrangements do not and will not give the Reporting Persons voting or investment control over the Shares to which these transactions relate and, accordingly, the Reporting Persons disclaim beneficial ownership of any such Shares.

Item 7.	Material to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule 13D:

Exhibit A	Rollover Agreement

Exhibit B	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

September 11, 2006
Date

HIGHFIELDS CAPITAL MANAGEMENT LP

By: Highfields GP LLC, its General Partner

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

HIGHFIELDS GP LLC

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

HIGHFIELDS ASSOCIATES LLC

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

JONATHON S. JACOBSON

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

RICHARD L. GRUBMAN

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

Exhibit A

Rollover Agreement

This Rollover Agreement (this “Agreement”) is made as of this 1st day of September, 2006, by and between Michaels Stores, Inc., a Delaware corporation (the “Company”), and each of Highfields Capital I LP, Highfields Capital II LP and Highfields Capital III LP (collectively, the “Rolling Stockholders”).

PRELIMINARY STATEMENTS

A. The Company has entered into an Agreement and Plan of Merger, dated as of June 30, 2006 (as amended on the date hereof, the “Merger Agreement”), among Bain Paste Mergerco, Inc., a Delaware corporation (“Bain MergerCo”), Blackstone Paste Mergerco, Inc., a Delaware corporation (“Blackstone MergerCo” and, together with Bain MergerCo, “MergerCos”), Bain Paste Finco, LLC, a Delaware limited liability company (“Bain FinCo”), Blackstone Paste Finco, LLC, a Delaware limited liability company (“Blackstone FinCo” and, together with Bain Finco, “FinCos”; MergerCos and FinCos, collectively, the “Sponsor Entities”) and the Company. Capitalized terms used and not otherwise defined in this Agreement are used herein as defined in the Merger Agreement.

B. Pursuant to the Merger Agreement, the MergerCos will be merged with and into the Company (the “Merger”), and each issued and outstanding share of common stock, par value $0.10 per share, of the Company (the “Company Common Stock”), other than (a) shares of Company Common Stock directly owned by the Company, as treasury stock, or by any Sponsor Entity, (b) the Appraisal Shares and (c) the Rollover Shares, will be converted into the right to receive $44.00 in cash without interest.

C. As contemplated by the Merger Agreement, the Company has agreed to allow the Rolling Stockholders, and the Rolling Stockholders hereby agree, to forgo the cancellation of a portion of the Rolling Stockholders’ shares of Company Common Stock in exchange for the cash payments described above, and instead (subject to entering into a Stockholder Agreement and Registration Rights Agreement (each as defined herein)) to retain such portion of the Rolling Stockholders’ shares of Company Common Stock as validly issued, fully paid and nonassessable shares of the common stock, par value $0.10 per share, of the Surviving Corporation (the “Surviving Corporation Common Stock”) as of the effective time of the Merger. This Agreement memorializes the terms of such elections by the Rolling Stockholders.

AGREEMENT

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.	Treatment of Shares of Company Common Stock.

(a) Cashout Portion. With respect to the shares of Company Common Stock that the Rolling Stockholders have not elected to retain as shares of Surviving Corporation Common Stock, at the Effective Time the Rolling Stockholders will receive the right to receive the Merger Consideration, subject to the terms and conditions of, and in compliance with the procedures in, the Merger Agreement.

(b) Rollover Portion. With respect to the shares of Company Common Stock that each Rolling Stockholder has elected to retain as shares of Surviving Corporation Common Stock (as indicated on Schedule I hereto), at the Effective Time such Rolling Stockholder will receive from the Surviving Corporation a new certificate (in such name or names as the Rolling Stockholder shall designate to the Company in writing) representing such shares of Surviving Corporation Common Stock as set forth on Schedule I hereto. Each Rolling Stockholder agrees that, on the Closing Date, it will enter into a stockholder agreement and a registration rights agreement, each among the Surviving Corporation and its stockholders (respectively, the “Stockholder Agreement” and “Registration Rights Agreement”), which will include the terms described on Exhibit A hereto.

2.	Rolling Stockholders’ Representations, Warranties, and Covenants.

As a material inducement to the Company to enter into this Agreement and to the Sponsor Entities to acknowledge and approve the transactions contemplated hereby, each Rolling Stockholder hereby represents, warrants, and covenants to the Company that:

(a) Ownership of Securities. The Rolling Stockholder holds and is the owner of at least the aggregate number of shares of Company Common Stock set forth next to such Rolling Stockholder’s name on Schedule I hereto. From the date hereof until the Effective Time, the Rolling Stockholders shall, in the aggregate, continue to hold and be the owner of at least the total aggregate number of such shares of Company Common Stock set forth on Schedule I; provided however that the Rolling Stockholders shall not be obligated to retain any shares of Company Common Stock other than, in the aggregate, the number of shares set forth on Schedule I.

(b) Authorization. The Rolling Stockholder has the requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly executed and delivered by the Rolling Stockholder and constitutes a legal, valid and binding obligation of the Rolling Stockholder, enforceable against the Rolling Stockholder in accordance with its terms.

(c) No Breach. None of the execution and delivery by the Rolling Stockholder of this Agreement nor the performance by the Rolling Stockholder of its obligations hereunder nor the consummation of the transactions contemplated hereby will (i) conflict with or result in a breach of the terms, conditions or provisions of, (ii)

constitute (with or without due notice or lapse of time or both) a default under (or give rise to any right of termination, cancellation or acceleration or obligation to repurchase, repay, redeem or acquire or any similar right or obligation), (iii) result in a violation of, or (iv) require any authorization, consent, approval, exemption or other action by, or notice to, any court or administrative or governmental body or any other person or entity pursuant to, any law, statute, rule or regulation to which the Rolling Stockholder is subject, or any agreement, instrument, order, judgment or decree to which the Rolling Stockholder is a party or by which he or she is bound.

(d) Litigation. There is no action, suit, charge, complaint, or proceeding pending against, or to the knowledge of the Rolling Stockholder, threatened against, the Rolling Stockholder which would have a material adverse effect on the ability of the Rolling Stockholder to consummate the transactions contemplated hereby. The Rolling Stockholder is not subject to any judgment, decree, injunction or order of any court, except for such decrees, injunctions or orders which do not have and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Rolling Stockholder to consummate the transactions contemplated hereby.

(e) Investment. The Rolling Stockholder understands that the holding of shares of Surviving Corporation Common Stock involves substantial risk. The Rolling Stockholder understands that, following the Effective Time, the Surviving Corporation intends to file a Form 15 to deregister the Company Common Stock under the Exchange Act and suspend its duty to file periodic and current reports thereunder. The Rolling Stockholder has reviewed the materials provided to it in connection with the election to cashout or retain shares as contemplated hereby and has had an opportunity to ask questions of the Company regarding such matters, as well as regarding the Merger Agreement and the transactions (including the Merger) contemplated thereby. The Rolling Stockholder acknowledges that none of the shares of Surviving Corporation Common Stock may be transferred, sold, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act and any other provisions of applicable state securities laws or pursuant to an applicable exemption therefrom. The Rolling Stockholder further acknowledges that its rights and interests with respect to the shares of Surviving Corporation Common Stock will be subject to the terms and conditions of the Stockholder Agreement and the Registration Rights Agreement.

3.	Release and Waiver.

(a) Effective as of the Effective Time, each Rolling Stockholder does hereby forever release, discharge and acquit the Company (as the Surviving Corporation), its Subsidiaries, and their respective officers, directors and employees from all claims, demands, obligations and liabilities, arising on or prior to the Effective Time out of, connected with or relating to, the Rolling Stockholder’s ownership of Company Common Stock. For purposes of this Agreement, the term “Transaction Documents” shall mean (a) this Agreement, (b) the Merger Agreement, (c) the Stockholder Agreement, (d) the Registration Rights Agreement and (e) any other agreement executed by the Rolling Stockholder and the Sponsor Entities or the Surviving Corporation upon or after the Closing under the Merger Agreement. Except as set forth in the Transaction Documents, the Rolling Stockholder represents and warrants that it does not have any right pursuant to any agreement with the Company or any of its subsidiaries to acquire any (i) shares of capital stock or other voting securities of the Company or any of its subsidiaries (collectively, the “Subject Entities”), (ii) securities of any Subject Entity convertible into or exchangeable for shares of capital stock or voting securities of any Subject Entity, (iii) subscriptions, options, warrants or other rights to acquire from any Subject Entity any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of any Subject Entity or (iv) “phantom” stock, “phantom” stock rights, stock appreciation rights, restricted stock awards, dividend equivalent awards, or other stock-based awards or rights pursuant to which the Rolling Stockholder may become entitled to receive any payment or other consideration or value based upon, relating to, or valued by reference to, the dividends paid on the capital stock of any Subject Entity or the revenues, earnings or financial performance or stock performance of any Subject Entity.

(b) Each Rolling Stockholder hereby acknowledges and agrees that none of the Company, its Subsidiaries, or any of their respective officers, directors or employees shall have any liability or obligation to such Rolling Stockholder as a result of this Agreement in the event the Merger Agreement is terminated, and that nothing set forth in this Agreement shall limit or otherwise affect the Company’s ability to exercise any of its rights under the Merger Agreement, including its rights under Article VII thereof. This Section 3(b) shall survive the termination of this Agreement pursuant to Section 4(a) below.

4.	General Provisions.

(a) Termination. This Agreement and all of its provisions shall terminate upon the earlier of (i) the termination of the Merger Agreement in accordance with its terms and (ii) any date after April 30, 2007 on which the Company receives written notice of the Rolling Stockholders’ election to terminate.

(b) Regulation FD. The Company acknowledges that it is the intent of the Rolling Stockholders to remain unrestricted with respect to their ability to buy and sell shares of Company Common Stock (other than the shares of Company Common Stock set forth on Schedule I that are to remain outstanding as shares of Surviving Corporation Common Stock) prior to the closing of the Merger and that the Rolling Stockholders desire not to be in possession of material nonpublic information regarding the Company. The Company also acknowledges its obligation not to disclose material nonpublic information about itself to any person, including the Rolling Stockholders, unless it complies with the provisions of Regulation FD.

(c) Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or any other jurisdiction, but this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

(d) Complete Agreement. This Agreement, those documents expressly referred to herein and other documents of even date herewith embody the complete agreement and understanding among the parties and supersede and preempt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

(e) Counterparts. This Agreement may be executed in separate counterparts (including, without limitation, by means of facsimile signature pages), each of which is deemed to be an original and all of which taken together constitute one and the same agreement.

(f) Successors and Assigns. Except as otherwise provided herein, this Agreement shall bind and inure to the benefit of and be enforceable by the Rolling Stockholder and the Company, and their respective permitted successors and assigns; provided that the rights and obligations of the Rolling Stockholder under this Agreement shall not be assignable without the prior written consent of the Sponsor Entities and the Company or their respective successors.

(g) Choice of Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

(h) Remedies. Each of the parties to this Agreement will be entitled to enforce its rights under this Agreement specifically, to recover damages and costs (including, without limitation, attorneys’ fees) caused by any breach of any provision of this Agreement and to exercise all other rights existing in its favor. The parties hereto agree and acknowledge that money damages may not be an adequate remedy for any breach of the provisions of this Agreement and that any party may in its sole discretion apply to any court of law or equity of competent jurisdiction (without posting any bond or other security) for specific performance and/or other injunctive relief in order to enforce or prevent any violations of the provisions of this Agreement.

(i) Amendment and Waiver. The provisions of this Agreement may be amended and waived only with the prior written consent of the Sponsor Entities, the Company, and the Rolling Stockholders.

*                *                *

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Signature Page, Schedule I and Exhibit A follow.

IN WITNESS HEREOF, the parties hereto have executed this Rollover Agreement on the date first written above.

MICHAELS STORES, INC.

By:	/s/ Jeffrey N. Boyer
Name:	Jeffrey N. Boyer
Title:	President and Chief Financial Officer

Acknowledged and Approved:

BAIN PASTE MERGERCO, INC.

By:	/s/ Matthew S. Levin
Name:	Matthew S. Levin
Title:	President

BLACKSTONE PASTE MERGERCO, INC.

By:	/s/ Matthew S. Kabaker
Name:	Matthew S. Kabaker
Title:	Vice President, Secretary and Treasurer

BAIN PASTE FINCO, LLC

By:	/s/ Matthew S. Levin
Name:	Matthew S. Levin
Title:	President

BLACKSTONE PASTE FINCO, LLC

By:	/s/ Matthew S. Kabaker
Name:	Matthew S. Kabaker
Title:	Vice President, Secretary and Treasurer

IN WITNESS HEREOF, the parties hereto have executed this Rollover Agreement on the date first written above.

HIGHFIELDS CAPITAL I LP, a Delaware limited partnership

By: Highfields Associates LLC, its General Partner

By:	/s/ Richard L. Grubman
Name:	Richard L. Grubman
Title:	Managing Member

HIGHFIELDS CAPITAL II LP, a Delaware limited partnership

By: Highfields Associates LLC, its General Partner

By:	/s/ Richard L. Grubman
Name:	Richard L. Grubman
Title:	Managing Member

HIGHFIELDS CAPITAL III LP, a Cayman Islands exempted limited partnership

By: Highfields Associates LLC, its General Partner

By:	/s/ Richard L. Grubman
Name:	Richard L. Grubman
Title:	Managing Member

Exhibit B

Joint Filing Agreement

In accordance with Rule 13d-1(f) under the Securities and Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Shares of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13D. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement as of September 11, 2006.

HIGHFIELDS CAPITAL MANAGEMENT LP

By: Highfields GP LLC, its General Partner

/s/ Joseph F. Mazzella Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

HIGHFIELDS GP LLC

/s/ Joseph F. Mazzella Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

HIGHFIELDS ASSOCIATES LLC

/s/ Joseph F. Mazzella Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

JONATHON S. JACOBSON

/s/ Joseph F. Mazzella Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

RICHARD L. GRUBMAN

/s/ Joseph F. Mazzella Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title